Exhibit 99.1

FOR IMMEDIATE RELEASE

Transition Therapeutics Announces Second Quarter Fiscal 2010

Financial Results

TORONTO, ON, February 10, 2010 – Transition Therapeutics Inc. (“Transition” or the “Company”) (TSX: TTH; NASDAQ: TTHI), a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets, today announced its financial results for the quarter ended December 31, 2009.

Selected Highlights

During the second quarter of fiscal 2010 and up to the date of this press release, the Company announced the following new developments:

ELND005 (AZD-103) – Alzheimer’s Disease:

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On December 15, 2009, Elan and Transition announced modifications to ELND005 Phase II clinical trials in Alzheimer’s disease. Patients were withdrawn immediately from the study in the two higher dose groups (1000mg and 2000mg dosed twice daily). The study will continue unchanged for patients who are assigned to the lower dose (250mg dosed twice daily) and placebo groups. The open label extension study will be modified to dose patients only at 250mg twice daily. Greater rates of serious adverse events, including nine deaths, were observed among patients receiving the two highest doses. A direct relationship between ELND005 and these deaths has not been established. The Independent Safety Monitoring Committee (“ISMC”) and both companies concur that the tolerability and safety data are acceptable among patients receiving the 250mg dose and that the blinded study should continue for this dose and the placebo group;

TT-223 – Diabetes:

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On January 25, 2010, Transition announced the results from a Phase II clinical study of gastrin analogue, TT-223, in patients with type 2 diabetes. Patients who received the highest daily dose of TT-223 for 12 weeks and completed the entire study without adjusting their diabetes therapies experienced a statistically significant reduction in HbA1c of 1.13%, 6 months after completing TT-223. Patients who had received placebo treatment experienced a 0.22% HbA1c reduction 6 months post-treatment. HbA1c is a reflection of a person’s average glucose level and is used by doctors as a measure of glucose management. Post prandial and AUC (area under the curve) glucose showed improvement versus placebo but not against baseline at 3 and 6 months post-treatment, while fasting blood glucose and mixed meal tolerance insulin parameter tests did not show improvement. No detectable changes in weight were observed. There were no treatment-related serious adverse events. The most common adverse event was nausea, which was generally mild to moderate and decreased in frequency and severity over the treatment period;

Financial Liquidity

The Company’s cash and cash equivalents and short term investments were $35,795,653 at December 31, 2009. Based on a recent cost reduction program and certain revised projections the Company currently believes that it has adequate financial resources for anticipated expenditures until the end of the first quarter of fiscal 2012.

Pipeline Review

ELND005 (AZD-103) for Alzheimer’s Disease

Transition’s lead Alzheimer’s disease compound ELND005 (AZD-103) is a disease modifying agent with the potential to both prevent and reduce disease progression, and improve symptoms such as cognitive function.

The current Phase II study is a randomized, double-blind, placebo-controlled, safety and efficacy study of ELND005 in approximately 340 patients with mild to moderate Alzheimer’s disease. The study is evaluating both cognitive and functional endpoints, and each patient’s participation is planned to last approximately 18 months. The study completed enrollment on October 20, 2008. The next steps in the development of ELND005 (AZD-103) will be to complete the current Phase II clinical study and with its partner Elan, set a plan for the next steps in the development of the product.

TT-223 for Diabetes

Preclinical data in diabetes animal models demonstrate the efficacy of gastrin analogues alone, or in combination with GLP-1 analogues or epidermal growth factor analogues. In humans, Transition’s Phase II clinical trial data showed that a 4-week therapy with TT-223 in combination with EGF (combination of gastrin analogue and epidermal growth factor analogue) in type 2 diabetes patients resulted in sustained reductions in blood glucose control parameters, including HbA1C, for 6 months post-treatment.

In January 2010, Transition reported top line results from a Phase II clinical trial of gastrin analogue, TT-223, in approximately 80 type 2 diabetes patients. Once-daily treatment with the highest dose of TT-223 provided a statistically significant reduction in baseline HbA1c levels of 1.13% at 6 months following treatment in patients that completed the entire study without adjusting their diabetes therapies. HbA1c reflects a person’s average glucose level over approximately three months and is often used by doctors as a measure of glucose management.

Transition and Lilly are also performing a Phase Ib clinical study of TT-223 in combination with a GLP-1 analogue in approximately 140 patients with type 2 diabetes. The study has completed enrolling patients and will report results in calendar 2010. Once this Phase 1b trial is complete, Transition and Lilly will evaluate the data from both trials to provide guidance on the next steps in the development of gastrin based therapies for type 2 diabetes.

TT-301 / TT-302

Transition is developing a class of small molecule compounds that cross the blood brain barrier and have been shown to have an inhibitory effect on pro-inflammatory cytokines. Animal model studies have been performed demonstrating that members of this class of compounds can have a therapeutic effect on CNS diseases including Alzheimer’s disease, traumatic brain injury, multiple sclerosis and others. Transition is also investigating the use of these molecules in the treatment of peripheral diseases mediated by pro-inflammatory cytokines, such as arthritis.

Transition’s lead drug candidates in development are TT-301 and TT-302. In preclinical studies, both TT-301/302 have shown a favorable safety profile and therapeutic window for efficacy. Investigational new drug (“IND”) enabling studies are being performed and assuming positive outcomes, a Phase I study is expected to commence in the first half of calendar 2010. Transition may seek a partnership to access specialized expertise and resources to maximize the potential of these therapies.

Financial Review

Revenue

During the three-month period ended December 31, 2009, the Company recognized revenue of $987,828 as compared to nil for the three-month period ended December 31, 2008.

During the fourth quarter of fiscal 2009, management determined that the Lilly agreement will be profitable in the future. Accordingly, during fiscal 2010, management has recorded $304,436 and $987,828 of the remaining deferred upfront payment from Lilly as revenue during the first and second quarters, respectively. The Company anticipates recognizing the majority of the $3,211,628 remaining balance in current deferred revenue during the third quarter of fiscal 2010.

Research and Development

Research and development expenses decreased by $1,548,319 or 30% from $5,095,271 for the three-month period ended December 31, 2008 to $3,546,952 for the three-month period ended December 31, 2009.

For the three month period ended December 31, 2009, the decrease was primarily due to a decrease in clinical development costs related to ELND005 (AZD-103) and TT-223 clinical trials, reduced research and development costs resulting from the closure of Transition Therapeutics (USA) Inc. facility located in the United States, and a decrease in salary expenses resulting from fiscal 2009 staff reductions undertaken as part of a corporate restructuring. These decreases are partially offset by increased preclinical costs associated with advancing the TT-301/302 compounds.

General and Administrative

General and administrative expenses decreased by $42,479 or 3% from $1,626,582 for the three-month period ended December 31, 2008 to $1,584,103 for the three-month period ended December 31, 2009.

The decrease in general and administrative expenses for the three month period ended December 31, 2009 is due to decreased external communication and consulting fees and reduced stock option expenses. The decreases has been partially offset by increases in business development expenses and accounting fees relating to the Company’s ongoing SOX compliancy requirements and fees associated with the transition to IFRS.

Impairment of Intangible Assets

During the three-month period ended December 31, 2009, management assessed the development potential of the intangible assets acquired from Forbes and accordingly, recognized an impairment of the intangible assets of $1,053,446. In addition, the Company terminated the licensing agreement with London Health Sciences Centre Research Inc. and accordingly, the associated patents were written off, resulting in an impairment loss of $71,499 being recognized during the three-month period ended December 31, 2009. The Company did not recognize an impairment of intangible assets during the three month comparative period ended December 31, 2008.

Amortization

Amortization expense decreased by $34,201 or 5% from $730,849 for the three-month period ended December 31, 2008 to $696,648 for the three-month period ended December 31, 2009.

The decreases in amortization expense for the three month period ended December 31, 2009 is due to the fact that the workforce acquired from Protana was fully amortized during fiscal 2009 as well as the reduced amortization expense resulting from the GHC assets which were written off in the fourth quarter of fiscal 2009.

Interest Income, net

Interest income, net, for the three-month period ended December 31, 2009 was $38,715 as compared to $346,505 for the same period in fiscal 2009, resulting in a decrease of $307,790 or 89%. The decrease in interest income resulted from decreased cash balances due to cash disbursements as well as decreases in effective interest rates.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition’s lead products include ELND005 (AZD-103) for the treatment of Alzheimer’s disease and TT-223 for the treatment of diabetes. Transition has an emerging pipeline of preclinical drug candidates acquired externally and developed internally using its proprietary drug discovery engine. Transition’s shares are listed on the NASDAQ under the symbol “TTHI” and the Toronto Stock Exchange under the symbol “TTH”. For additional information about the Company, please visit www.transitiontherapeutics.com.

Extracts of the Financial Statements to Follow:

CONSOLIDATED BALANCE SHEETS

(Unaudited in Canadian dollars)

	December 31, 2009 $	June 30, 2009 $
ASSETS
Current
Cash and cash equivalents	17,558,196	14,479,987
Short term investments	18,237,457	31,161,069
Due from Eli Lilly and Company	38,355	517,537
GST and other receivables	537,300	357,550
Investment tax credits receivable	802,509	993,057
Prepaid expenses and deposits	900,978	790,950

Total current assets	38,074,795	48,300,150
Property and equipment, net	681,832	780,546
Intangible assets	21,309,322	23,738,565

	60,065,949	72,819,261

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	1,255,395	1,752,403
Due to Elan Pharma International Limited	1,448,622	1,872,981
Current portion of deferred revenue	3,211,628	4,503,892

Total current liabilities	5,915,645	8,129,276
Deferred revenue	20,719,750	20,719,750
Leasehold inducement	62,876	68,592

Total liabilities	26,698,271	28,917,618

Shareholders’ equity
Common shares	160,498,537	160,471,098
Contributed surplus	4,800,368	4,640,163
Stock options	6,273,123	5,325,644
Deficit	(138,204,350)	(126,535,262)

Total shareholders’ equity	33,367,678	43,901,643

	60,065,949	72,819,261

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited in Canadian dollars)

	Six-month period ended December 31, 2009 $	Six-month period ended December 31, 2008 $	Three-month period ended December 31, 2009 $	Three-month period ended December 31, 2008 $
REVENUES
Licensing fees	1,292,264	—	987,828	—

	1,292,264	—	987,828	—

EXPENSES
Research and development	6,623,021	8,834,801	3,546,952	5,095,271
General and administrative	3,027,553	3,177,538	1,584,103	1,626,582
Amortization	1,388,319	1,561,738	696,648	730,849
Impairment of intangible assets	1,124,945	—	1,124,945	—
Foreign exchange loss (gain)	919,166	(2,918,176)	142,410	(2,232,927)
Loss (gain) on disposal of property and equipment	(5,666)	10,294	(12,888)	—

	13,077,338	10,666,195	7,082,170	5,219,775

Loss before the following:	(11,785,074)	(10,666,195)	(6,094,342)	(5,219,775)
Interest income, net	115,986	760,129	38,715	346,505

Net loss and comprehensive loss for the period	(11,669,088)	(9,906,066)	(6,055,627)	(4,873,270)

Basic and diluted net loss per common share	(0.50)	(0.43)	(0.26)	(0.21)

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition’s management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition’s control and the risk factors and other cautionary statements discussed in Transition’s quarterly and annual filings with the Canadian commissions.

For further information on Transition, visit www.transitiontherapeutics.com, or contact:

Dr. Tony Cruz	Elie Farah
Chief Executive Officer	President & Chief Financial Officer
Transition Therapeutics Inc	Transition Therapeutics Inc.
Phone: (416) 260-7770, x.223	Phone: (416) 260-7770, x.203
tcruz@transitiontherapeutics.com	efarah@transitiontherapeutics.com